News Release
December 11, 2013

Cash Store Financial releases fourth quarter and annual financial results

EDMONTON, December 11, 2013 /CNW/ - The Cash Store Financial Services Inc. (“Cash Store Financial” or "the Company") (TSX: CSF; NYSE: CSFS) today released financial results for the three months and year ended September 30, 2013. Summary financial tables are included with this release.

Results conference call and webcast details

Thursday, December 12, 2013 at 11:00 a.m. EST (9:00 a.m. MST).
1-888-231-8191 ID #16023132.
http://cnw.ca/Yxz5e

A replay of the conference call will be available until December 19, 2013 by dialing toll-free 1-855-859-2056 and providing the conference ID #16023132.

Highlights for the three months ended September 30, 2013:

•	Loan fees increased to $39.5 million from $37.7 million in the third quarter and increased from $38.4 million in the same quarter last year.

•	Loan volume was $199.8 million compared to $192.2 million in the third quarter and $207.2 million in the same quarter last year.

•	Total revenue of $48.3 million, up from $46.3 million in the third quarter and down from $50.8 million in the same quarter last year.

•	Same branch revenue was $88,000 compared to $83,000 in the third quarter and $92,000 in the same quarter last year.

•	Sales expenses were $28.1 million compared to $28.3 million in the third quarter and $27.3 million in the same quarter last year.

•	Adjusted EBITDA was $2.5 million compared to $4.7 million in the third quarter and $10.1 million in the same quarter last year.

•	Diluted loss per share of $1.29 compared to a loss of $0.39 in the third quarter and income of $0.01 in the same quarter last year.

Highlights for the year ended September 30, 2013 compared to the year ended September 30, 2012:

•	Loan fees increased to $152.4 million from $138.0 million.

•	Loan volume was $781.8 million compared to $797.7 million.

•	Total revenue of $190.8 million, up from $187.4 million.

•	Same branch revenue of $348,000 compared to $332,000.

•	Other income of $38.3 million, down from $49.4 million.

•	Branch operating margin increased to $32.1 million from $25.9 million.

•	Adjusted EBITDA of $22.7 million compared to $25.7 million.

•	Diluted loss per share of $2.02 compared to a loss of $2.50.

“Fiscal 2013 was an important year for our company,” said Gordon Reykdal, CEO. “We have made significant strides in improving our branch operating margins this year and that bodes very well for the future of the company. Our 24% branch operating margin improvement is all the more impressive given that we achieved this while transitioning our core consumer lending and brokered products to lines of credit in Manitoba and Ontario. These unique products offer our customers an opportunity to lower their costs and rebuild their credit rating, while giving us a competitive edge. We are very encouraged by the loan volume and revenue generated from these new products.”

“We also made a number of changes to the Board and management in 2013, welcoming new directors and executives with the experience and expertise to help lead us through the execution of our ambitious plans in 2014. We are looking to grow our online operations, make operational improvements, continue to refine our lines of credit, grow revenues from other financial products, all the while further reducing our corporate overhead costs. We have also secured a credit facility to fund these important growth initiatives.”

The Board of Directors has determined not to issue a quarterly dividend in respect of the fourth quarter of fiscal 2013, the period ended September 30, 2013. While loans are outstanding under the credit agreement dated November 29, 2013, payment of dividends is restricted and subject to the approval of the lenders under this credit agreement.

About Cash Store Financial
Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 510 branches across Canada under the banners “Cash Store Financial”, “Instaloans” and "The Title Store". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the “Freedom” card) and a prepaid credit card (the “Freedom MasterCard”) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,850 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or
Craig Warnock, CFO, at 780-732-5683

Forward-Looking Information
In order to help investors understand the Company’s current results and future prospects, this new release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to: information with respect to our objectives, strategies, operations and financial results, competition; initiatives to grow revenue or reduce retention payments and other costs and the quotation from Mr. Reykdal, CEO.

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading “Risks and Uncertainties” in our annual MD&A filed on www.sedar.com and under the heading "Risk Factors" in our annual report on Form 20-F filed with the SEC in the United States.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Non GAAP Measures
Throughout this news release, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results.The non-U.S. GAAP measures mentioned in this news release, along with the way in which management calculates them, are defined below.

•
Same Branch Revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.

•
EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to the section entitled "EBITDA and Adjusted EBITDA Reconciliation" for a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) and comprehensive income (loss).

The interest component of retention payments line item presented on the Adjusted EBITDA reconciliation is intended to help investors to determine the Company's EBITDA under a scenario where funds provided by third-party lenders to lend to consumers were considered to be debt financing to the Company. The amount is calculated based on the total funds provided by third-party lenders multiplied by a rate of 17.5% per annum.

•	Working Capital is calculated as current assets less current liabilities.

Selected Annual Information

($000s, except for per share amounts, number of loans and branch count)		Year Ended September 30, 2012	Year Ended September 30, 2013	2013 vs. 2012 % change
Consolidated results
No. of branches	Canada	511	510	—%
	United Kingdom	25	27	8%
		536	537	—%

Loan volume	Direct	$517,075	$540,427	5%
	Brokered	280,637	241,371	(14)%
		797,712	781,798	(2)%
Revenue
Loan fees		$137,994	$152,430	10%
Other income		49,418	38,335	(22)%
		187,412	190,765	2%

Sales expenses
Salaries and benefits		65,944	58,653	(11)%
Rent		18,940	18,581	(2)%
Selling, general and administrative		23,595	20,449	(13)%
Advertising and promotion		5,180	6,307	22%
Depreciation of property and equipment		6,843	6,366	(7)%
		120,502	110,356	(8)%

Provision for credit losses		31,004	36,607	18%
Retention payments		9,968	11,659	17%
Corporate expenses		22,684	38,142	68%
Interest expense		12,339	18,583	51%
Branch closures costs		1,574	123	(92)%
Impairment of property and equipment		3,425	1,236	(64)%
Expense to settle pre-existing relationships with third-party lenders		36,820	—	(100)%
Class action settlements			—	—%
Other depreciation and amortization		835	1,794	115%
Loss before income taxes		$(56,877)	$(35,252)	(38)%
Net loss and comprehensive loss		(43,522)	(35,532)	(18)%
EBITDA		(31,722)	(992)	(97)%
Adjusted EBITDA		25,749	22,651	(12)%
Weighted average number of shares outstanding	- basic	17,432	17,564	1%
	- diluted	17,432	17,564	1%
Basic earnings (loss) per share		$(2.50)	$(2.02)	(19)%
Diluted earnings (loss) per share		$(2.50)	$(2.02)	(19)%
Consolidated Balance Sheet Information
Working capital		58,720	35,564	(39)%
Total assets		202,444	164,585	(19)%
Total long-term financial liabilities		129,641	130,623	1%
Total long-term liabilities		137,375	137,161	—%

Summary of Quarterly Results

	(thousands of dollars, except for per share amounts and branch figures)	2012				2013
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Consolidated Results
No. of branches	Canada	0.573	0.569	0.529	0.511	0.511	0.513	0.51	510
	United Kingdom	0.023	0.025	0.025	0.025	0.025	0.025	0.027	27
		0.596	0.594	0.554	0.536	0.536	0.538	0.537	537

Loan volume	Direct	$13,076	$120,487	$188,485	$195,027	$180,599	$127,050	$113,244	$119,534
	Brokered	186,535	70,543	11,376	12,183	22,864	59,272	78,958	80,277
		199,611	191,030	199,861	207,210	203,463	186,322	192,202	199,811

	Revenue
	Loan fees	$32,892	$30,545	$36,204	$38,353	$38,018	$37,268	$37,657	$39,487
	Other income	12,956	11,544	12,454	12,464	11,485	9,389	8,671	8,790
		45,848	42,089	48,658	50,817	49,503	46,657	46,328	48,277
	Sales Expenses
	Salaries and benefits	16,856	17,672	16,493	14,921	14,462	14,325	14,902	14,964
	Rent	4,766	4,911	4,719	4,548	4,434	4,806	4,343	4,998
	Selling, general and administrative	6,489	6,406	5,725	4,971	4,969	5,076	5,733	4,671
	Advertising and promotion	1,690	1,063	1,212	1,215	1,369	1,437	1,693	1,808
	Depreciation of property and equipment	1,776	1,785	1,675	1,607	1,560	1,568	1,589	1,649
		31,577	31,837	29,824	27,262	26,794	27,212	28,260	28,090
		14,271	10,252	18,834	23,555	22,709	19,445	18,068	20,187

	Provision for credit losses	668	10,798	10,104	9,434	9,254	7,289	7,587	12,477
	Retention payments	6,557	2,271	554	586	1,769	1,665	2,444	5,781
	Corporate expenses	4,960	6,626	5,394	5,706	6,745	9,247	8,602	13,548
	Interest expense	169	3,068	4,536	4,566	4,603	4,644	4,660	4,676
	Branch closures costs	—	—	908	666	—	—	24	99
	Impairment of property and equipment	—	3,017	—	408	—	—	522	714
	Expense to settle pre-existing relationships with third-party lenders	—	36,820	—	—	—	—	—	—
	Other depreciation and amortization	583	1,503	1,770	2,117	2,172	1,994	2,796	2,349
	Net income (loss) before income taxes and class action settlements	1,334	(53,851)	(4,432)	72	(1,834)	(5,394)	(8,567)	(19,457)
	Class action settlements	—	—	—	—	—	—	—	—
	Taxes	$374	$(12,691)	$(861)	$(177)	$(132)	$(765)	$(1,673)	$2,850
	Net income (loss) and comprehensive income (loss)	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,629)	$(6,894)	$(22,307)
	EBITDA	3,862	(47,495)	3,549	8,362	6,501	2,812	478	(10,783)
	Adjusted EBITDA	9,446	721	5,516	10,066	9,152	6,332	4,673	2,494
	Basic earnings (loss) per share	$0.06	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)
	Diluted earnings (loss) per share	$0.05	$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)

EBITDA and Adjusted EBITDA Reconciliation

($000s)	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Consolidated Results
Net income (loss) and comprehensive income (loss)	$960	$(41,160)	$(3,571)	$249	$(1,702)	$(4,629)	$(6,894)	$(22,307)
Interest expense and other interest	169	3,068	4,536	4,566	4,603	4,644	4,660	4,676
Income tax	374	(12,691)	(861)	(177)	(132)	(765)	(1,673)	2,850
Depreciation of property and equipment and amortization of intangible assets	2,359	3,288	3,445	3,724	3,732	3,562	4,385	3,998
EBITDA	$3,862	$(47,495)	$3,549	$8,362	$6,501	$2,812	$478	$(10,783)
Adjustments:
Stock-based compensation	193	193	189	158	145	119	99	76
Expense to settle pre-existing relationships with third-party lenders	—	36,820	—	—	—	—	—	—
Impact of change in estimation methodology and other one-time additions to the provision for credit losses	—	3,091	—	—	—	—	—	5,218
Branch closures costs	—	—	908	666	—	—	24	99
Impairment of property and equipment	—	3,017	—	408	—	—	522	714
Revenue impact related to transitioning to a direct lending model	—	3,210	316	—	—	—	—	—
Expenses related to restatements of previously issues financial statements	—	—	—	—	904	125	589	—
Expenses related to the special investigation	—	—	—	—	—	1,666	326	—
Impairment of January 31, 2012 acquired loan portfolio	—	—	—	—	—	—	1,010	—
Provision on aged receivables from a vendor	—	—	—	—	—	—	—	4,807
Employee Severance Costs	—	—	—	—	—	—	—	466
Effective interest component of retention payments	5,391	1,885	554	472	1,602	1,610	1,625	1,897
Adjusted EBITDA	$9,446	$721	$5,516	$10,066	$9,152	$6,332	$4,673	$2,494